QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Alliance Atlantis Communications Inc. ("AACI") 121 Bloor Street East, Suite 1500 Toronto, Ontario M4W 3M5
Item 2	Date of Material Change
July 19, 2006
Item 3	News Release
News releases were issued through Canada News Wire for each of Movie Distribution Income Fund ("MDIF") and AACI on July 20, 2006.
Item 4	Summary of Material Change

The news release issued on July 20, 2006 by MDIF, the indirect co-owner with AACI of Motion Picture Distribution LP (the "Partnership"), disclosed a restructuring of the senior management team of the Partnership. On the same day AACI issued a news release containing a statement on the aforementioned restructuring.
Item 5	Full Description of Material Change
For a full description of the material change, please see the Material Change Report filed by MDIF on July 25, 2006 attached, hereto as Schedule "1".
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.
Item 7	Omitted Information

Not Applicable.

Item 8	Executive Officer

Messrs. David Lazzarato, Executive Vice President and Chief Financial Officer, Alliance Atlantis Communications Inc. ((416) 966-7707) and Andrew Akman, Vice President Corporate Development and Investor Relations Alliance Atlantis Communications Inc. ((416) 966-7701) are each knowledgeable about the matters referred to herein and may be contacted at their respective telephone numbers.
Item 9	Date of Report
July 28, 2006.

2

Schedule "1"

Material Change Report filed by Movie Distribution Income Fund on July 25, 2006

Form 51-102F3
Material Change Report

PART 1    CONTENT OF MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
Movie Distribution Income Fund ("MDIF") 121 Bloor Street East, Suite 1500 Toronto, Ontario M4W 3M5
Item 2	Date of Material Change
July 19, 2006
Item 3	News Release
A press release was issued by Movie Distribution Income Fund over the Canada Newswire Services at 7:00 a.m. (Toronto time) on July 20, 2006.
Item 4	Summary of Material Change
See press release attached.
Item 5	Full Description of Material Change

Effective July 19, 2006, John Bailey has been appointed Chief Executive Officer (on an interim basis) of Motion Picture Distribution Inc. ("MPDI"). MPDI is the general partner of Motion Picture Distribution Limited Partnership (the "Partnership"), an entity indirectly owned as to 49% by Movie Distribution Income Fund and as to the remaining 51% by Alliance Atlantis Communications Inc.

Effective this same date, Victor Loewy resigned from his role as Chairman and a Director of MPDI, and Patrice Theroux, formerly President and Chief Executive Officer left the business. Each of the departing executives is subject to confidentiality, non-solicitation and non-competition obligations (including, in the case of Mr. Loewy, non-competition covenants of one year following resignation). Reference is made to the section "Employment Contracts" in the management information circular of Movie Distribution Income Fund dated May 2, 2006 for further details of the employment contracts of the departing executives.
The Partnership's output agreement with one of its principal suppliers may be terminated at the supplier's option following Mr. Loewy's departure from the business.

See also press release attached as Schedule "A" hereto.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.
Item 7	Omitted Information
Not Applicable.
Item 8	Executive Officer

Messrs. David Lazzarato, Chairman, Motion Picture Distribution Inc. ((416) 966-7707), Lloyd Wiggins, Chief Financial Officer, Movie Distribution Income Fund ((416) 966-7266) and Andrew Akman, Vice President Corporate Development and Investor Relations Alliance Atlantis Communications Inc. ((416) 966-7701) are each knowledgeable about the matters referred to herein and may be contacted at their respective telephone numbers.
Item 9	Date of Report
July 25, 2006.

2

Schedule "A"

Press Release Dated July 20, 2006

TSX : FLM.UN
For Immediate Release

CONTACTS:	Lloyd A. Wiggins	Andrew Akman
	Chief Financial Officer	Vice President, Corporate Development
	Movie Distribution Income Fund	and Investor Relations
	Tel: (416) 966-7266	Alliance Atlantis Communications Inc.
	E-mail:	Tel: (416) 966-7701
	lloyd.wiggins@allianceatlantis.com	E-mail:
andrew.akman@allianceatlantis.com

John Bailey Appointed CEO of Movie Distribution Income Fund
and Motion Picture Distribution LP

Toronto, Ontario — July 20, 2006 — Movie Distribution Income Fund ("the Fund"), Motion Picture Distribution LP ("the Partnership") and Motion Picture Distribution Inc. ("MPDI") today announced that John Bailey, an independent director of MPDI, has been appointed Interim Chief Executive Officer of the Partnership.

Victor Loewy has stepped down from his role as Chairman and Director and Patrice Theroux, President and Chief Executive Officer has left the business.

The Motion Picture Distribution Board concluded a management change was necessary and in the best interest of MPDI.

The Board would like to thank Victor and Patrice for their contributions to the Partnership and wish them well in their future endeavours.

"The Board is pleased to have an executive of John's calibre in place during this transition period," said David Richards, an independent director of MPDI and Chairman of the Compensation and Governance Committee. "Through John's previous experience as CEO of Famous Players and as a senior executive at Paramount Pictures, he has forged close relationships with key customers and suppliers and is highly regarded throughout the organization."

"We have a talented and capable group of more than 200 professionals across three territories who have forged long-standing relationships throughout the industry," said Mr. Bailey. "I look forward to working together with the management team and our customers and suppliers to ensure a smooth transition."

The Partnership's output agreement with one of its principal suppliers may be terminated at the supplier's option following Mr. Loewy's departure from the business. Management intends to actively work with that supplier to ensure continuity of the relationship.

David Lazzarato, currently Vice Chairman of the board of MPDI as well as Executive Vice President and Chief Financial Officer of Alliance Atlantis, has assumed the role of Board Chairman.

Biographical Information

Mr. Bailey's career spans 29 years in the film industry. He was Chairman and CEO of Famous Players from 2000 to February 2003 after serving as President from 1997. Prior to that, he was Chief Operating Officer from December 1995 and Executive Vice President from March 1992. For the four years prior to joining Famous Players, Mr. Bailey was Senior Vice President, Financial Planning for Paramount Pictures Corporation, based in Los Angeles. From 1983 - 1988 he served as Vice President and then Senior Vice President of the Gulf and Western Entertainment Group which was responsible for Paramount Pictures, Madison Square Garden and Paramount's theatre groups which included Famous Players. He entered the entertainment industry at Paramount Pictures in New York in 1973 and held a range of positions in financial management. He began his business career three years before at Westinghouse Electric in New York. Mr. Bailey is a member of the boards of Parc Downsview Park and is a trustee of Cineplex Entertainment.

Conference Call and Webcast Information

Movie Distribution Income Fund and Motion Picture Distribution LP will host a conference call today at 9:00 a.m. ET. To participate in the conference call, please dial 1-866-250-4907, or locally, 416-644-3417 at least 10 minutes prior to the scheduled start of the call. No password is required. The conference call will also be audio webcast live at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1545060 and archived for future playback at www.allianceatlantis.com (indefinitely) and www.newswire.ca/webcast (for 30 days from the date of the webcast). A replay of the conference call will be available from 11:00 a.m. ET on Thursday July 20, 2006 to 11:59 p.m. ET on Friday July 28, 2006. Please dial 416-640-1917 or 1-877-289-8525 and enter code 21197220# to listen.

About Motion Picture Distribution LP and Movie Distribution Income Fund

Motion Picture Distribution LP is a leading distributor of motion pictures in Canada, with motion picture distribution operations in the United Kingdom and Spain. The Company distributes filmed entertainment to theatres, on DVD, and to television broadcasters. Unitholders of Movie Distribution Income Fund (TSX: FLM.UN) hold a minority interest in Motion Picture Distribution LP.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements of the Partnership's expectations and intentions that contain words such as "anticipate", "believe", "plan", "estimate", "expect", "intend", "will", "should", "may", and other similar expressions. These forward-looking statements are based on certain assumptions and reflect the Partnership's current expectations. The reader should not place undue reliance on them. They involve known and unknown risks, uncertainties and other factors that may cause them to differ materially from the anticipated future results or expectations expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from those set forth in the forward-looking statements are: audience acceptance of our filmed entertainment; changes to the regulatory environment; actions of our competitors; technological change that increases competition or facilitates the infringement of our intellectual property; the loss of key personnel; our relationship with filmed entertainment content suppliers and changes in the general economy. In addition, the cessation of Victor Loewy's employment with the Partnership gives rise to a right of termination in favour of the counterparty under one of the Partnership's principal content supplier agreements; any such termination could have a material adverse effect on the Partnership, including without limitation, the Partnership's ability to obtain content in the future and/or the ability and terms upon which the Partnership can finance and/or refinance its activities. Additional information about these factors and other factors are described in the Fund's materials filed with the security regulatory authorities in Canada from time to time, including the Fund's 2005 Annual Information Form. Neither the Fund nor the Partnership undertakes any obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

*
"Alliance Atlantis" with the stylized "A" design is licensed from Alliance Atlantis Communications Inc., an indirect limited partner of Motion Picture Distribution LP, not a general partner.

QuickLinks

Form 51-102F3 Material Change Report
Schedule "1" Material Change Report filed by Movie Distribution Income Fund on July 25, 2006
Form 51-102F3 Material Change Report
Schedule "A" Press Release Dated July 20, 2006
John Bailey Appointed CEO of Movie Distribution Income Fund and Motion Picture Distribution LP